UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41247

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Management Presentation

SunCar Technology Group Inc. (the “Company”) (NASDAQ: SDA), a Cayman Islands exempted company, announced on March 4, 2024 that it will present at the upcoming Citizens JMP Technology Conference taking place in San Francisco on Tuesday, March 5, 2024.

A webcast can be accessed at https://wsw.com/webcast/jmp62/sdaww/1831130.

A copy of the Company’s management presentation is furnished hereto as Exhibit 99.1.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Management Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date March 5, 2024	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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